Exhibit 1
FORM 51-102F3
MATERIAL CHANGE REPORT
Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations
ITEM 1: NAME AND ADDRESS OF REPORTING ISSUER
Shaw Communications Inc. (“Shaw”, “we” or “us”)
630 - 3rd Avenue S.W., Suite 900
Calgary AB T2P 4L4
ITEM 2: DATE OF MATERIAL CHANGE
September 1, 2011
ITEM 3: NEWS RELEASE
A news release was issued by Shaw and disseminated through Marketwire on September 1, 2011.
ITEM 4: SUMMARY OF MATERIAL CHANGE
Shaw announced the results of its strategic review of the wireless business opportunity.
ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE
We have now completed a thorough strategic review of the wireless business opportunity including the potential value of wireless in the traditional cable bundle, the rapid evolution of wireless technologies, the capital needed to build a competitive wireless network (including additional spectrum requirements), recent changes in the wireless competitive environment, and the impact that wireless would have on long-term shareholder value. When we first started looking at the wireless opportunity we saw wireless as a complementary product in a world where broadband Internet access is moving increasingly to wireless devices (smartphones, tablets, laptops, netbooks, etc). A wireless offering could give us a platform to extend our services and leverage our broadband, video, voice and content/programming businesses.
However, the economics of a conventional wireless business as a new entrant are extremely challenging. New entrants lack the economies of scale and scope to compete effectively against well established incumbents with ubiquitous coverage, extensive device ecosystems, deep spectrum positions and large retail networks. Even with our established base and considerable strengths and assets, we could not justify a wireless network build at this time.
We believe that a more prudent approach for us is to provide a managed Wi-Fi network that will allow our customers to extend their Shaw services beyond the home. This will achieve our objectives without risking well over $1 billion in capital expenditures on a traditional wireless network build.
As a wireless broadband technology Wi-Fi is evolving rapidly with significant improvements in throughput, coverage and reliability. Wi-Fi technologies are now capable of providing seamless hand-off and extensive metropolitan area coverage. In addition, given that Wi-Fi spectrum is free and there are no device subsidies, we can build extensive Wi-Fi coverage at a substantially lower cost relative to a traditional wireless network and still provide our customers with an excellent broadband wireless experience.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102
Not applicable.
ITEM 7: OMITTED INFORMATION
Not applicable.
ITEM 8: EXECUTIVE OFFICER
The following executive officer of Shaw is knowledgeable about the material change and this report:
Steve Wilson
Senior Vice President and Chief Financial Officer
403-750-4500
ITEM 9: DATE OF REPORT
September 12, 2011.